Exhibit 12.1

Summit Properties Inc.
Calculation of Ratio of Earnings to Fixed Charges
Year Ended December 31, 2003

Income before minority interest of unitholders in Operating Partnership	$31,656
Interest:
Expense incurred	41,364
Amortization of deferred financing costs	2,264
Rental fixed charges	306

Total	$75,590

Fixed charges:
Interest expense	$41,364
Interest capitalized	10,334
Dividends to preferred unitholders in operating parthership	10,307
Rental fixed charges	306
Amortization of deferred financing costs	2,264

Total	$64,575

Ratio of earnings to fixed charges	1.17